UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Speed Commerce, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

84764T106
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84764T106

1	NAME OF REPORTING PERSON SPDC INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,581,953
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,581,953
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,581,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 84764T106

1	NAME OF REPORTING PERSON RED ALDER GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,581,953
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,581,953
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,581,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 84764T106

1	NAME OF REPORTING PERSON SCHUSTER TANGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,581,953
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,581,953
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,581,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 84764T106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of Speed Commerce, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1303 E. Arapaho Road, Suite 200, Richardson, Texas 75081.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	SPDC Investment LLC, a Delaware limited liability company (the “Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Red Alder GP, LLC, a Delaware limited liability company (“Red Alder GP”), as the managing member of the Fund; and

(iii)	Schuster Tanger, as the managing member of Red Alder GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Fund, Red Alder GP and Mr. Tanger is 80 Broad Street, Suite 2502, New York, New York 10004.

(c)           The principal business of the Fund is serving as a private investment fund formed for the purpose of investing in the Shares. The principal business of Red Alder GP is providing investment management services, including serving as the managing member of the Fund.  Mr. Tanger’s principal occupation is serving as the managing member of Red Alder GP.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Tanger is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares owned by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 4,581,953 Shares beneficially owned by the Fund is approximately $16,069,700, excluding brokerage commissions.

CUSIP NO. 84764T106

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares based on the Reporting Persons’ belief that the Shares, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, continuing to engage in communications with management of the Issuer, engaging in discussions with the Board of Directors (the “Board”) and stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 65,179,124 Shares outstanding as of February 4, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 6, 2014.

As of the close of business on June 5, 2014, the Fund beneficially owned 4,581,953 Shares, constituting approximately 7.0% of the outstanding Shares. Red Alder GP, as the managing member of the Fund, and Mr. Tanger, as the managing member of Red Alder GP, may be deemed to beneficially own the Shares owned by the Fund.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person.

(b)           The Fund, Red Alder GP and Mr. Tanger have the sole power to vote or direct the vote of and to dispose or direct the disposition of the 4,581,953 Shares held by the Fund.

(c)            The transactions in the Shares on behalf of the Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 84764T106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 6, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among SPDC Investment LLC, Red Alder GP, LLC and Schuster Tanger, dated June 6, 2014.

CUSIP NO. 84764T106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 2014

SPDC INVESTMENT LLC
By: Red Alder GP, LLC, its managing member

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

RED ALDER GP, LLC

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

/s/ Schuster Tanger
Schuster Tanger

CUSIP NO. 84764T106

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

SPDC INVESTMENT LLC

145,367*	3.82	4/07/2014
66,700*	3.72	4/08/2014
19,605*	3.55	4/09/2014
37,271*	3.47	4/10/2014
43,505*	3.51	4/11/2014
36,420*	3.40	4/14/2014
38,466*	3.37	4/15/2014
46,153*	3.24	4/17/2014
2*	3.10	4/21/2014
50,000*	3.38	4/23/2014
30,395*	3.33	4/24/2014
47,468*	3.24	4/25/2014
127,409*	3.10	4/28/2014
64,724*	3.20	4/29/2014
79,354*	3.26	4/30/2014
77,400*	3.22	5/01/2014
30,769*	3.26	5/02/2014
46,728*	3.31	5/05/2014
30,769*	3.26	5/06/2014
32,362*	3.16	5/07/2014
4,018	3.00	5/08/2014
165,000	3.07	5/09/2014
109,000	3.45	5/12/2014
100,286	3.51	5/13/2014
100,574	3.38	5/14/2014
103,857	3.26	5/15/2014
108,695	3.28	5/16/2014
105,740	3.40	5/19/2014
100,000	3.29	5/20/2014
70,000	3.28	5/21/2014
86,285	3.38	5/22/2014
150,000	3.36	5/27/2014
145,772	3.40	5/28/2014
218,658	3.53	5/29/2014
213,068	3.57	5/30/2014
138,500	3.54	6/02/2014
165,000	3.12	6/03/2014
150,000	3.44	6/04/2014
142,000	3.54	6/05/2014

*Represents Shares purchased by an affiliate of the Fund and contributed to the Fund effective as of May 8, 2014.